UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

NORTHEAST BANCORP

(Exact name of registrant as specified in its charter)

Maine	01-0425066
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

500 Canal Street Lewiston, Maine	04240
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $1.00 per share	NASDAQ

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act, and is effective pursuant to General Instruction A.(c) please check the following box Securities to be registered pursuant to Section 12(b) of the Act ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box ☐

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. - Description of Registrant's Securities to be Registered

ANTI-TAKEOVER PROVISIONS

A number of provisions of Northeast Bancorp’s Articles of Incorporation and By Laws deal with matters of corporate governance and certain of the rights of shareholders. Northeast’s Articles of Incorporation provide, among other things, (i) that approval by 80% of the shareholders of Northeast is required for certain “Business Combinations,” as defined in the Articles, unless certain fair price requirements and other conditions are met, (ii) that, assuming the foregoing fair price provisions are complied with, approval by 75% of the shareholders of Northeast is required for Business Combinations not approved in advance by two thirds of the Board of Directors, (iii) that approval by 80% of the shareholders is required for amendment of the provisions described in (i) and (ii) above, (iv) for the issuance of shares of preferred stock upon the approval of Northeast’s Board of Directors without shareholder approval, (v) for the election of directors to three year staggered terms and (vi) that cumulative voting shall not be permitted in connection with the election of directors.

The following discussion is a general summary of these and certain other provisions of the Articles of Incorporation and By Laws which may be deemed to have “anti takeover” effects. These and other provisions affect shareholders’ rights and should be given careful attention. The following description of certain of these provisions is necessarily general, and reference should be made in each case to the Articles of Incorporation and By Laws of Northeast.

Classified Board of Directors and Related Provisions

The Articles of Incorporation provide that each director holds office for terms of one year and until his or her successor is elected and qualified.

Directors may be removed without cause only by a vote of 75% of the outstanding shares of Northeast’s voting stock or for cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote. “Cause” means an adjudication by a court of competent jurisdiction that the director to be removed (i) is liable for negligence or misconduct in the performance of his duty, (ii) is guilty of a felony or (iii) has acted in a manner which is in derogation of the director’s duties. This provision may, under certain circumstances, impede the removal of a director of Northeast.

Shareholder Vote Required to Approve Business Combinations

The Articles of Incorporation require the approval by holders of at least 80% of the outstanding shares of Northeast’s voting stock for any merger, consolidation, sale of substantially all the assets or similar business combination, unless the consideration to be received by the shareholders of Northeast is of the same value and form as the highest consideration paid by the acquiring entity in acquiring stock already owned by it (except to the extent a shareholder elects a different form of consideration in exchange for all or part of the shares which he or she owns).

Assuming the foregoing fair price provisions are complied with, approval by holders of at least 75% of the outstanding shares of Northeast’s voting stock is still required to approve a business combination unless the transaction is approved by a least two thirds of the directors not affiliated with the acquiring entity. In the event such approval is obtained, the business combination would require only the vote, if any, as required by Maine law. Maine law generally requires the favorable vote of a majority of the outstanding shares of stock to authorize a merger or sale of all or substantially all of the assets not in the regular course of business, unless the particular corporation’s articles of incorporation provide for a greater vote.

The Articles of Incorporation allow the Board of Directors, in evaluating a business combination or a tender or exchange offer to consider, in addition to the adequacy of the amount to be paid in connection with any such transaction, certain specified factors and any other factors the Board deems relevant. Among the factors the Board may consider are: the social and economic effects of the transaction of Northeast, its employees, depositors, loan and other customers, creditors and other elements of the communities in which Northeast operates or is located; the business and financial condition and earnings prospects of the acquiring party or parties; and the competence, experience, and integrity of the acquiring party or parties and its or their management.

These provisions were included in the Articles of Incorporation in an effort to maintain the financial and business integrity of Northeast. Financial institutions occupy positions of special trust in the communities they serve. They also provide opportunities for abuse by those who are not of sufficient experience, competence or financial means to act professionally and responsibly with respect to management of a financial institution. It is intended that Northeast be managed in the interest of the communities that it serves and that it and its subsidiaries maintain their integrity as institutions.

Northeast’s Board of Directors believes that these increased vote and fair price provisions with respect to business combinations will help increase the likelihood that any such proposed transaction will be on terms fair to all of the shareholders of Northeast, particularly if the transaction is proposed by a dominant shareholder who might be able to obtain approval by a simple majority primarily on the basis of its own shareholdings, even if the transaction were not in the best interests of or were opposed by a majority of the remaining shareholders. On the other hand, the increased vote requirement may, in effect, grant a minority of the shareholders a veto over a transaction favored by a majority of the shareholders, even if it were also favored by all or a majority of the Board of Directors of Northeast.

Election of Directors

Northeast’s Articles do not permit cumulative voting in the election of directors. Accordingly, the holders of a majority of the outstanding shares entitled to vote for the election of directors can elect all of the directors then being elected at any annual meeting of Northeast’s shareholders.

Additional Anti-Takeover Provisions

It should be noted that the foregoing provisions are not the only provisions having an anti takeover effect. For example, Northeast’s Articles of Incorporation also provide that preferred stock may be issued by the Board of Directors upon terms, including terms relating to voting rights, as determined by the Board. In the event that a hostile acquisition of Northeast is threatened, the Board of Directors could determine to issue voting preferred stock in an effort to thwart a takeover attempt. If voting preferred stock were issued for such a purpose, it could result in or impede a change in control of Northeast, especially if the shares were issued in a private placement to a party or parties sympathetic to management and opposed to any attempt to gain control of Northeast. The issuance of preferred stock with preferential voting rights could adversely affect the voting rights of the holders of the Common Stock.

Northeast’s Articles of Incorporation provide that the number of directors of Northeast shall not be less than nine nor more than 12. The power to determine the number of directors within these numerical limitations is vested in Northeast’s Board of Directors. Vacancies on Northeast’s Board of Directors resulting from any cause, including removal from office, are filed by a majority vote of the directors in office though less than a quorum, and directors so chosen serve until the next annual meeting of the shareholders. Newly created directorships resulting from any increase in the authorized number of directors are to be filled by election at an annual meeting or special meeting of shareholders. The overall effect of such provisions may be to prevent a person or entity from immediately acquiring control of Northeast through an increase in the number of Northeast’s directors and election of his or its nominees to fill the newly created vacancies.

The Articles also provide that any shareholder desiring to make a nomination for the election of directors at a meeting of shareholders must submit written notice to Northeast no less than 30 nor more than 60 days in advance of the meeting. Management believes that it is in the best interest of Northeast and its shareholders to provide sufficient time to enable management to disclose information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominees should management determine that doing so is in the best interest of shareholders generally.

Generally, the vote of the holders of two thirds of the outstanding shares of Northeast’s stock entitled to vote is required to amend Northeast’s Articles of Incorporation or By Laws, provided the notice of such a meeting sets forth the text of any proposed amendments. In addition, the vote of 80% of all voting shares is required to amend the provisions in the Articles dealing with business combinations.

The cumulative effect of the foregoing provisions could discourage an acquisition of Northeast, or stock purchases looking toward an acquisition, and would accordingly, under certain circumstances discourage transactions which might otherwise have a favorable effect on the price of the Common Stock. In addition, these provisions and contracts might also make it possible for incumbent officers and directors to retain their position (at least until their terms expire) even though a majority of shareholders desires a change.

DESCRIPTION OF CAPITAL STOCK

General

Northeast is authorized to issue 15,000,000 shares of Common Stock, par value $1.00 per share and 1,000,000 shares of preferred stock, par value $1.00 per share. Although it has no present plans to do so, the Board of Directors of Northeast will be able to issue additional authorized shares of both common and preferred stock from time to time without the approval of its shareholders.

In the future, the authorized but unissued and unreserved shares of common stock would be available for general corporate purpose including but not limited to, possible issuance as stock dividends or stock splits, in future mergers or acquisitions, under a cash dividend reinvestment and stock purchase plan, in a future underwritten or other public offering, or under the employee stock purchase plan. The authorized but unissued shares of preferred stock would similarly be available for issuance in future mergers or acquisitions, in a future under written public offering or private placement or for other general corporate purposes. Except as described above or as otherwise required to approve the transaction in which the additional authorized shares of common stock or authorized shares of preferred stock would be issued, no stockholder approval would be required for the issuance of these shares. Accordingly, the Board of Directors of Northeast, without stockholder approval, may issue preferred stock without voting and conversion rights which could adversely affect the voting power of the holders of common stock.

Each share of Common Stock of Northeast has the same rights as each other share of Common Stock, except as described under “Description of Capital Stock -- Voting Rights” below, and will represent nonwithdrawable capital, which will not be an insurable account and will not be insured by the Federal Deposit Insurance Corporation. Upon payment of the purchase price therefor, each such share will be fully paid and nonassessable.

Other pertinent characteristics of the capital stock of Northeast are described below.

Dividends

Northeast can pay dividends as declared from time to time by the Board of Directors out of funds legally available therefor, subject to certain restrictions. The payment of dividends by Northeast Bank, the company’s wholly-owned subsidiary, is subject to limitations imposed by the Federal Home Loan Bank and the Federal Deposit Insurance Corporation. The holders of Common Stock of Northeast will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors.

Voting Rights

Except as provided in any series of preferred stock, the holders of the Common Stock will possess exclusive voting rights in Northeast. Each holder of Common Stock will be entitled to one vote for each share held on all matters voted upon by shareholders, except to the extent that Northeast’s Articles of Incorporation and federal regulations limit the voting rights of shareholders who are in violation of the 10% beneficial ownership limitations contained therein. See “Anti Takeover Provisions”. Northeast’s preferred stock if issued, may have voting rights as determined by Northeast’s Board of Directors. Northeast’s Articles of Incorporation provide among other things, (i) that approval by 80% of the shareholders of Northeast is required for certain “Business Combinations,” as defined, unless certain fair price requirements and other conditions are met, (ii) that assuming the foregoing fair price provisions are satisfied, approval by holders of 75% of the outstanding common stock of Northeast is required for Business Combinations not approved in advance by two thirds of the directors, and (iii) that approval by 80% of the holders of outstanding stock is required for amendment of the provisions described in (i) and (ii) above.

Liquidation

In the event of any liquidation, dissolution or winding up of the Bank, Northeast, as holder of Northeast’s common stock, would be entitled to receive, after payment of all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon), all assets of the Bank available for distribution.

In the event of a liquidation, dissolution or winding up of Northeast, each holder of Common Stock of Northeast would be entitled to receive, after payment of all debts and liabilities of Northeast, a pro rata portion of all assets of Northeast available for distribution to holders of Common Stock. If any preferred stock is issued, the holders thereof may have a priority in liquidation or dissolution over the holders of the Common Stock.

Preemptive Rights

Holders of the Common Stock (and preferred stock, if any) will not have preemptive rights with respect to any shares issued by Northeast in the future.

Preferred Stock

The Board of Directors is authorized to issue preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The preferred stock may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. The Board of Directors, without shareholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of the Common Stock, and which could result in or impede a change in control. The Board of Directors has no present intention to issue any of the preferred stock.

Item 2. - Exhibits.

Conformed Articles of Incorporation of Northeast Bancorp, incorporated by reference to Exhibit 3.1 to Northeast Bancorp's Registration Statement on Form S-4 (333-31797) filed with the Securities and Exchange Commission.

Bylaws of Northeast Bancorp, incorporated by reference to Exhibit 3.2 to amendment No.1 to Northeast Bancorp's Registration Statement on Form S-4 (No.333-31797) filed with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: September 10, 2007	NORTHEAST BANCORP

By: /s/ James D. Delamater
Name: James D. Delamater, President and CEO